UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

China’s ICBC Leasing Signs Purchase Agreement for up to 20 E190-E2s

Brasília, Brazil, July 17, 2014 – At a signing ceremony witnessed by the Presidents of both nations during Chinese President Xi Jinping’s State visit to Brazil, Embraer S.A. inked a sales agreement for up to 20 E190-E2 with China’s ICBC Financial Leasing Co., Ltd. (ICBC Leasing). The agreement covers ten firm orders and ten purchase rights. The firm orders for the first 10 aircraft will be included in Embraer’s 2014 third quarter backlog.

The E190-E2 is the first model of the E-Jets E2 family to enter into service. The value of the contract is USD 1.1 billion at list prices if all purchase rights are converted to firm orders. Deliveries are scheduled to begin in 2018.

“Having ICBC Leasing as a lessor of E2s gives our prospective customers yet another option when they look to operate these new-generation aircraft,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “ICBC Leasing has expanded quickly over the past few years to become one of the world’s leading lessors of mainstream aircraft. The strong appeal of E-Jets to airlines around the world was a key factor on ICBC's decision to acquire E2s.”

Established in 2007 as a wholly-owned subsidiary of the Industrial and Commercial Bank of China, one of the world’s largest banks, ICBC Leasing owns and manages a fleet of over 380 aircraft. In June 2012, ICBC Leasing ordered ten Legacy 650 large executive jets with five options as a follow-on to the Memorandum of Understanding it signed in April of that year.

“We are pleased to be part of the E-Jets E2 program and to further extend our partnership with Embraer,” said Cong Lin, CEO of ICBC Leasing. “Adding E-Jets E2s to our portfolio will diversify our aircraft resources, strengthen our leadership in the leasing market and support us in expanding the leasing market of regional aviation. We are confident that these new jets will bring great benefits to our customers.”

The E-Jets E2 program reinforces Embraer’s commitment to continuously invest in the company’s line of commercial jets and to maintain leadership in the 70 to 130-seat aircraft segment. Embraer’s E-Jets E2s have state-of-the-art geared turbofan engines. Combined with new aerodynamically-advanced wings, full fly-by-wire flight controls and improvements to other systems, the E2s will deliver significant reductions in fuel burn, maintenance costs, emissions and external noise.

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PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others:general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products and buyers' capacity to purchase them on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July17, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer